Exhibit 99.1

MRI Interventions & IMRIS technologies combine to lessen anxiety of DBS surgery on pediatric patients at Cook Children's Medical Center

Patients can sleep during deep brain stimulation procedure using intraoperative tools

IRVINE, CA, and MINNEAPOLIS, MN, Dec. 3, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS") and MRI Interventions, Inc. (OTCQB: MRIC) today announced that Cook Children's Medical Center in Fort Worth, Texas, is the first U.S. pediatric hospital to offer asleep deep brain stimulation (DBS) surgery to children suffering from dystonia by utilizing the combination of MRI Interventions' ClearPoint® Neuro Intervention System and an IMRIS VISIUS® Surgical Theatre for real-time intraoperative image guidance and procedure visualization.

"The VISIUS iMRI and ClearPoint guidance platform make DBS surgery an option for these children," said Dr. John Honeycutt, Medical Director of the Cook Children's Department of Neurosurgery, who led the first two pediatric asleep DBS procedures in early November. "It is very difficult for children to remain awake during surgery, and the real-time intraoperative visualization and guidance we use with these technologies means they do not have to."

DBS surgery is usually performed on patients who are awake so the surgeon can assess the placement of leads (wires) by observing the effect of stimulation in an area of the brain. This is very difficult for children to manage, and children with dystonia have a lot of involuntary movement.  However, the combination of ClearPoint and VISIUS iMRI technologies enables Dr. Honeycutt to observe the surgical instruments and exact target location in the patient's brain throughout the operation in real time, allowing these young patients to sleep through surgery and reduce the anxiety associated with it.

Using these technologies, Dr. Honeycutt is able to see and select the desired neurological target area, establish a trajectory, and visualize the target on MR images as the electrode is inserted to the desired location.

Dystonia is a debilitating neurological movement disorder that causes involuntary muscle contractions and twisting and repetitive movements. DBS is an important therapeutic option for patients for whom medication is not adequate treatment. The therapy involves the implantation of a brain "pacemaker" device system, usually below the shoulder which sends electrical impulses through wires to specific parts of the brain. The electrical impulses are intended to interfere with the neural activity that causes the involuntary movement and painful muscle contractions. Unfortunately, children with dystonia often do not make good candidates for conventional DBS surgery due to the awake nature of the lead placement procedure.

For neurosurgery, VISIUS iMRI at Cook Children's uniquely brings high-field MRI to the patient inside the operating room on ceiling-mounted rails. The fully integrated suite allows the scanner to move between an operating room and a diagnostic room, providing on-demand access to high resolution MR images - before, during and after procedures without moving the patient.

The ClearPoint platform is the only technology that enables minimally-invasive neurosurgery under continuous MRI guidance, which provides superior visualization of the brain's tissue compared to other imaging technologies and is the only imaging technology that will safely allow continuous soft tissue visualization during surgery.

In addition to asleep DBS, the ClearPoint system has been used within a VISIUS Surgical Theatre to facilitate focal laser ablation and direct drug delivery in the brain.

"As one of a select group of pediatric neurosurgical centers with an IMRIS iMRI today and one of the largest neurosurgical programs in the Southwest, we continue to demonstrate our institution's commitment to the care of children with these complex neurological disorders," Honeycutt added. "Our adoption of the ClearPoint system in the VISIUS iMRI to enable asleep DBS for these young patients is representative of this commitment."

About IMRIS, Inc.
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

About MRI Interventions, Inc.
Founded in 1998, MRI Interventions is creating innovative platforms for performing the next generation of minimally invasive surgical procedures in the brain and heart.  Utilizing a hospital's existing MRI suite, the company's FDA-cleared and CE-marked ClearPoint® System is designed to enable a range of minimally invasive procedures in the brain.  In partnership with Siemens Healthcare, MRI Interventions is developing the ClearTrace® System to enable MRI-guided catheter ablations to treat cardiac arrhythmias, including atrial fibrillation. Building on the imaging power of MRI, the company's interventional platforms strive to improve patient care while reducing procedure costs and times. MRI Interventions is also working with Boston Scientific Corporation to incorporate its MRI-safety technologies into Boston Scientific's implantable leads for cardiac and neurological applications.  For more information, please visit www.mriinterventions.com.

Forward-Looking Statements
Certain matters in this press release may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements by their nature address matters that, to different degrees, are uncertain and involve risk. Uncertainties and risks may cause MRI Interventions' actual results and the timing of events to differ materially from those expressed in or implied by MRI Interventions' forward-looking statements. Particular uncertainties and risks include, among others: demand and market acceptance of our products; our ability to successfully expand our sales and clinical support capabilities; availability of third party reimbursement; the sufficiency of our cash resources to maintain planned commercialization efforts and research and development programs; future actions of the FDA or any other regulatory body that could impact product development, manufacturing or sale; our ability to protect and enforce our intellectual property rights; our dependence on collaboration partners; the impact of competitive products and pricing; and the impact of the commercial and credit environment on us and our customers and suppliers. More detailed information on these and additional factors that could affect MRI Interventions' actual results are described in MRI Interventions' filings with the Securities and Exchange Commission, including, without limitation, MRI Interventions' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2013. Except as required by law, MRI Interventions undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release to reflect any change in MRI Interventions' expectations or any change in events, conditions or circumstances on which any such statements are based.

Image with caption: "Cook Children's Medical Center in Fort Worth, Texas, is the first U.S. pediatric hospital to offer asleep deep brain stimulation (DBS) surgery to children suffering from dystonia by utilizing technologies from MRI Interventions IMRIS for real-time intraoperative image guidance and procedure visualization. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20131203_C7170_PHOTO_EN_34257.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

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CO: IMRIS Inc.

CNW 10:32e 03-DEC-13